VIA EDGAR AND FACSIMILE

August 8, 2008

David R. Humphrey

Branch Chief

Mail Stop 3561

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	American Vanguard Corporation Form 10-K for the Year Ended December 31, 2007 Filed March 17, 2008 File Number: 001-13795

Dear Mr. Humphrey:

Below for your consideration are responses to the Staff’s comments appearing in the letter dated July 15, 2008 with respect to American Vanguard Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 filed March 17, 2008. Please note that references to “future disclosures” relate to the Company’s filings which will take place after the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. For the sake of convenience, we have set forth the Staff’s comments in normal text and our responses in italics.

Form 10-K for the fiscal year ended December 31, 2007

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

1.	We note your discussion and analysis of costs of goods sold is significantly limited and in the context of gross profit, which does not address your expenses directly. We believe your gross profit disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of gross profit). Further, we believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of goods sold, such as direct labor and materials, production costs, indirect costs, allocated general and administrative costs, as well as independent research and development costs.

Response: While historically the Company’s changes in gross profit and related costs of goods sold (when comparing to prior periods) were primarily related to product mix, the Company will make every effort to become more comprehensive in its disclosure. The focus will be on the gross profit related to the disclosed Crop and Non-crop business given the fact that substantially all of the Company’s business is within one government SIC Code, which is 2879 Agricultural Chemicals. It should be noted that the Company does not allocate general and administrative costs or independent research and development costs to cost of goods sold.

2.	A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that your herbicide Impact grew substantially in 2007, but you do not quantify this factor nor analyze the underlying reason for the change. We believe your disclosures could be improved and made much more user-friendly and clear by:

•	increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

With regard to refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors, we note that you provide a more substantive disclosure of this type of information in your earnings conference calls than in your periodic filings on Forms 10-Q and 10-K. We believe much of the “color” you provide during those calls would be useful to investors in understanding the results of operations disclosure in your periodic filings and we believe you should include such analysis of the underlying business reasons for changes in results of operations in future filings.

Response: The Company continues to make every effort to disclose the underlying factors that lead to the dollar and percentage changes. The Company acknowledges that, from time-to-time, in its earnings conference calls, it provides certain “color”, primarily related to its responses to questions that are posed during the conference calls. The Company advises that its “trade secrets” are primarily its sales, pricing, marketing, support and distribution relating to specific product lines which it protects from disclosure to its competitors and as such, exposing this information in a public filing would result in an extreme competitive disadvantage. The Company competes against larger companies and the Company advises that in reviewing its competitors’ public filings, such product line information is not provided. The Company advises that while it does reference increases and decreases in

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660

various product categories in MD&A, the intention is to provide specific disclosure without disclosing its present trade secrets. That being said, the Company will make a concentrated effort to focus on quantifying the factors that lead to large variances and disclose the business reasons for same in its future filings without compromising its position of protecting its trade secrets.

3.	To provide investors with an understanding of the effects of product line acquisitions on your growth and results of operations, please quantify the aggregate change in revenue and cost of goods sold related to products not sold for the full comparable prior period.

Response: The Company has indicated that substantially all of its chemical product lines are “off patent.” The Company has adopted a strategy of acquiring mature chemistries from larger competitors who have either abandoned the product line for new, more modern products they have developed or have been forced to divest these products by trade regulators as a condition of a merger. As aforementioned, the Company advises that its “trade secrets” are primarily its sales, pricing, marketing, support and distribution relating to specific product lines which it protects from disclosure to its competitors and as such, exposing this information in a public filing would result in an extreme competitive disadvantage. The Company competes against larger companies and the Company advises that in reviewing its competitors’ public filings, such product line information is not provided. The Company advises that while it does reference increases and decreases in various products in MD&A, the intention is to provide specific disclosure without disclosing its present trade secrets.

Contractual Obligations, page 26

4.	As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include them you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Response: The Company will either include scheduled interest payments in the contractual obligations table or include disclosure of the significant contractual terms of its debt and any other additional information that would be material to an understanding of the future cash flows in its future filings.

Liquidity and Capital Resources, page 28

5.

Please revise your liquidity and capital resources disclosures to discuss the underlying factors resulting in changes to your cash balance, instead of merely repeating what is shown on the statement of cash flows. For example, we note a significant decrease in your accounts receivable balance at December 31, 2007 without disclosure indicating the underlying reasons for the decrease or its impact in your operating cash flows. Furthermore, it appears that you have and will continue to expand your business through acquisitions. In this regard, your disclosures should be expanded to address the impact of

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660

these acquisitions on your cash flows and operating results. Additionally, your disclosures should provide further details regarding your overall capital structure, including a discussion of material debt covenants and more detailed discussion of your total outstanding long-term debt, borrowing capacity and interest costs.

Response: The Company believes that underscoring the information on its Cash Flow Statements is helpful. The Company will enhance its disclosure by disclosing further the reasons for large shifts in its accounts. The Company will also add disclosure outlining “Other Sources and Uses of Cash” when appropriate as well as disclosure related to its credit facility and associated bank covenants and guarantees in its future filings.

As stated earlier, the Company has adopted a strategy of acquiring mature chemistries from larger competitors who have either abandoned the product line for new, more modern products they have developed or have been forced to divest these products by trade regulators as a condition of a merger. As aforementioned, the Company advises that its “trade secrets” are primarily its sales, pricing, marketing, support and distribution relating to specific product lines which it protects from disclosure to its competitors and as such, exposing this information in a public filing would result in an extreme competitive disadvantage. The Company advises that while it does reference increases and decreases in various products in MD&A, the intention is to provide specific disclosure without disclosing its present trade secrets.

As it relates to the Company’s disclosure of liquidity and capital resources, the Company will make a concentrated effort to add additional information related to its completed acquisitions to the extent that such disclosure does not compromise the Company’s policy of not disclosing its present trade secrets.

Critical Accounting Estimates, page 30

6.	According to the Financial Reporting Release No. 72 (i.e. Release #33-8350) your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, factors such as how you arrived at the estimates and how accurate the estimates/assumptions have been in the past. In essence, your critical accounting policies disclosures should be expanded to address each accounting policy that requires management’s most difficult, subjective or complex judgments.

Response: The Company will make every effort to address specifically why its accounting estimates or assumptions bear the risk of change. The Company will analyze such factors as how it arrived at the estimate, how accurate the estimate has been in the past, how it has changed in the past and where possible whether the estimate will change in the future and disclose same in its future filings.

Compensation Policies and Benchmarking, page 41

7.

Your bulleted disclosure on pages 41-42 (and pages 13-14 of your proxy statement) suggests that the compensation of your CEO and Director of Sales are tied to company performance metrics included in your financial plan. In future filings, please disclose all such performance targets. To the extent you believe that disclosure of the targets in not required because it would result in competitive harm such that the targets could be

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660

excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response: We will either disclose the annual performance targets or, if we exclude such targets based upon our belief that disclosure would result in competitive harm, then we will provide a detailed explanation for such conclusion. Further, we agree to discuss how difficult it would be for named executive officers or the company to achieve undisclosed target levels. Finally, we agree to provide further insight into factors considered by the committee prior to the awarding of performance-based compensation.

Item 8 – Financial Statements and Supplementary Date

Notes to the Financial Statements

(4) Litigation and Environmental, page 76

8.	Based on your disclosures, it appears that you are subject to significant litigation. Accordingly, we strongly encourage you to consider adding the following disclosure in a tabular format:

•	Opening loss contingency amounts,

•	Increases due to loss contingencies recognized during the period,

•	Increases from changes in estimates of the amounts of loss contingencies previously recognized,

•	Decreases from changes in estimates of amounts of loss contingencies previously recognized or from derecognizing of loss contingencies that are not longer probable,

•	Decreases for derecognizing of loss contingencies settled, and

•	Closing loss contingency amounts.

Response: The comment assumes that we have set up loss contingency in respect of the litigation matters discussed in our reports. As per applicable accounting principles (e.g., FASB Accounting Statement No. 5), we do not set up a loss reserve for litigation except to the extent that management believes that the loss to the company (either in the way of a judgment or a settlement) is both probable and reasonably estimable. In fact, using this standard, we do not presently believe that it is appropriate to set up loss contingency reserves for any litigation matter reported in our filing, as we do not believe that a loss is both probable and reasonably estimable in any case. We are willing to make an assertion to that effect with respect to these litigation matters.

Further, to the extent that facts and circumstances in any of these cases cause us to change our opinion and lead us to the conclusion that a loss contingency reserve is appropriate, then we will set up an appropriate reserve. We are dubious, however, about describing any loss

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660

contingency amount with specificity in our public disclosures, as it can serve to compromise our ability to defend a lawsuit. In other words, such a disclosure could be viewed as an opposing party as an admission about the merit of a case and of our financial assessment of the case’s worth. This type of information is closely guarded and is typically protected by the attorney-client privilege and the attorney work product doctrine. Insofar as such a disclosure could be used against the Company in negotiations, mediation, arbitration or trial of a matter, we believe that it would not be in either the Company’s or the shareholders’ best interests.

Additionally, due to the large number of cases you are involved in; it appears that the following summary disclosures would provide shareholders with a better understanding your litigation exposure:

•	Disclosure of the total number of cases that specify damages (including total damages claimed) and those which do not specify any damages;

Response: We agree that we will disclose the total number of DBCP cases that specify damages (including damages claimed) and the number that do not.

•	Management’s assessment with respect to specific litigation and claims of the probability of incurring material damages with respect to litigation;

Response: Please see the beginning of our response to your Question no. 8 above.

•	For matters involving a large number of claimants, disclosures indicating the number of pending cases from year to year.

Response: We understand the request to be that we report in summary fashion on the number of DBCP cases from year to year. We agree that in our Form 10-K, we will report on the number of DBCP cases pending at the end of the reporting year and the two prior years.

•	Disclosures of cases which have reached a verdict along with any post-trial developments that might have at least a reasonable possibility of affecting the final outcome;

Response: We agree to disclose DBCP cases which have reached a verdict along with post-trial developments that might have at least a reasonable possibility of affecting the final outcome. We expect that such disclosure will reach back in time to include only those verdicts or post-trial developments, if any, might affect the final outcome.

9.	On page 10 of your filing you state that you may be subject to environmental liabilities and that your use of hazardous materials exposes you to potential liabilities. Additionally, based on your disclosures on page 6, there are certain environmental issues associated with at least one of your facilities. Please tell us whether you believe you are subject to any material asset retirement obligations under SFAS 143 and your basis for your conclusions.

Response: The Company does not believe that it is subject to any material asset retirement obligations under SFAS 143. Our belief is based upon two facts. First, the Company has annually reviewed potential disclosure costs and entered into a Financial Test and Corporate

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660

Guarantee for Closure as required by Cal EPA and the Department of Toxic Substances Control (“DTSC”); in conjunction with this process, we have not identified material asset retirement costs. Second, as reported on page 6 of our Form 10-K, we have been working with the DTSC on a RCRA permit closure and site characterization for over ten years. That process has required the Company to perform site analysis (e.g., soil sampling) for which it has incurred costs from time to time; however, at this stage, the level of additional work that may be required to complete this process is not certain. In other words, at this time, we do not believe that the incurrence of material asset retirement obligations is either probable or reasonably estimable. Thus, we believe that our current disclosure remains accurate.

10.	With regard to Board of Water Supply v Shell Oil Co. et al we note that the settlement obligated the defendants to pay for the installation of filtration devices on other wells that became contaminated later and for the ongoing operation and maintenance of the filtration devices for up to forty years. We also note that in June 2007, AMVAC paid $23,654 for its share of operations and maintenance expenses for 2005 and 2006. Please tell us how you accounted for the future costs of your obligation under the settlement.

Response: Under the terms of the applicable settlement agreement, AMVAC is obligated to reimburse a portion of costs incurred in connection with the operation and maintenance of any such well. However, such wells are not operated continuously, nor are maintenance costs incurred on a regular, predictable basis. In short, it not possible to predict whether, when or how much cost may be incurred in connection with AMVAC’s obligations from year to year. We will, of course, continue to report on this obligation in our periodic filings to the extent that we believe the incurrence of relevant costs is both probable and reasonably estimable.

Signature Pages

11.	Please revise to identify your principal accounting officer. Refer to Form 10-K.

Response: The Company will identify the principal accounting officer as requested. This change will appear in the Company’s Form 10-Q for the period ended June 30, 2008.

Finally, as per your request, the Company makes the following acknowledgements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing our overall disclosure. Please do not hesitate to contact either of the undersigned (James A. Barry at (949) 221-6140 or Timothy J. Donnelly at (949) 221-6115) if you have further questions or comments.

Sincerely, AMERICAN VANGUARD CORPORATION

/s/ James A. Barry
James A. Barry Chief Administrative Officer, Assistant Secretary and Treasurer

/s/ Timothy J. Donnelly
Timothy J. Donnelly Vice President, General Counsel and Secretary

cc:	Juan Migone (SEC Staff – fax 202.772.9202)
Lyn Shenk (SEC Staff – fax 202.772.9202)

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660